UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
April 13, 2006
hanarotelecom incorporated
(Name of the Registrant)
17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

     hanarotelecom incorporated (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1:	a corporate disclosure relating to the Company’s annual report for the fiscal year ended December 31, 2005, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on March 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated
Date: April 13, 2006	By:	/s/ Janice Lee
	Name:	Janice Lee
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1:	Annual report for the fiscal year ended December 31, 2005